Exhibit (a)(1)(E)

Form of Reminder Email to Eligible Employees who Elect to Participate in the Offer to Exchange Certain Outstanding Options for New Options

To:	All Eligible Option Holders

Subject:	Rambus Offer to Exchange Expires Soon

An email was sent to you on May 24, 2012, from Harold Hughes, our Chief Executive Officer and President, that provided you with instructions about how to participate in the Rambus Inc. Offer to Exchange Certain Outstanding Options for New Options. If you would like to take advantage of this opportunity, you must deliver a completed election via the Computershare website, or to Stock Plan Administration email or by facsimile on or before 8:00 p.m., Pacific Time, on June 22, 2012 (unless the Offer is extended), to:

Computershare website:  www.corp-action.net/RambusIncStockOptionExchange
Email:  options2012@rambus.com

Facsimile:  1-408-462-8114

If you have already made your election and wish to make any changes, you must do so before the Offer deadline: 8:00 p.m., Pacific Time, on June 22, 2012 (unless the Offer is extended).

Only responses that are properly executed, and actually received via the Computershare website or Stock Plan Administration via email or facsimile by the deadline will be accepted. Responses submitted by any other means, including hand-delivery, interoffice or U.S. mail (or other post) and Federal Express (or similar delivery service) are not permitted.

If you have questions, please direct them to the Computershare call center at 1-866-442-3453 or to Stock Plan Administration via email at options2012@rambus.com.

The Rambus Inc. Offer to Exchange Certain Outstanding Options for New Options expires at 8:00 p.m., Pacific Time, June 22, 2012. Please note that all times described for the Offer are U.S. Pacific Time, regardless of your location.

Please do not reply to this message.

This notice does not constitute the Offer to Exchange Certain Outstanding Options for New Options (referred to as “the Offer”).  The full terms of the offer are described in (1) the Offer to Exchange; (2) the email from Harold Hughes, our Chief Executive Officer and President, dated May 24, 2012; (3) the election form, together with its associated instructions; and (4) the withdrawal form, together with its associated instructions.  You may access these documents through the U.S. Securities and Exchange Commission’s website at www.sec.gov, on the Computershare offer website at www.corp-action.net/RambusIncStockOptionExchange or by contacting Stock Plan Administration by email at options2012@rambus.com or by facsimile at 1-408-462-8114.